September 16, 2025

Brad Tade
Chief Financial Officer & Treasurer
ADMA Biologics, Inc.
465 State Route 17
Ramsey, New Jersey 07446

       Re: ADMA Biologics, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Filed March 18, 2025
           File No. 001-36728
Dear Brad Tade:

       We have reviewed your August 13, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 30,
2025 letter.

Form 10-K for the fiscal year ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68
Results of Operations, page 70

1. We appreciate your response to prior comment one, including your concerns about the possibility that the proposed disclosure could be competitively harmful. However, we continue to believe such disclosure is required and would be useful to investors.
       Please revise your future filings accordingly.
       Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters.
 September 16, 2025
Page 2



                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences